UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: May 30, 2006

CAMTEK LTD. ANNOUNCES RECORD FIRST QUARTER 2006 RESULTS

Record quarterly revenues of $24.9 million Net income of $4.4 million, up 115% sequentially

Adjusts 2006 revenue guidance upwards to $100 – 110 million

MIGDAL HAEMEK, Israel - May 16, 2006 - Camtek Ltd. (NASDAQ: CAMT), today announced results for the first quarter ended March 31, 2006.

Highlights of the first quarter
—	Achieved record revenues of $24.9 million, a 28% sequential growth.
—	Record net income reaching $4.4 million, a 115% sequential increase.
—	Strong growth in gross, operating and net margins.

Revenues for the first quarter of 2006 were $24.9 million, 172% above the $9.1 million as reported in the first quarter of last year, and sequentially up 28% from the $19.4 million as reported in the fourth quarter of 2005.

Gross profit for the first quarter of 2006 was $13.1 million, representing a gross margin of 52.5%. This is compared with gross profit of $3.8 million or gross margin of 41.2%, as reported in the first quarter of last year and gross profit of $9.6 million, or gross margin of 49.5% as reported in the fourth quarter of 2005.

Operating profit for the first quarter of 2006 was $4.4 million representing an operating margin of 17.8%, and was up 120% from the operating profit of $2.1 million or 10.8% operating margin as reported in the prior quarter. In the first quarter of last year, the Company reported an operating loss of $2.0 million.

First quarter net income was $4.4 million or 16 cents per diluted share, representing a net margin of 17.8%. This compares with a net loss of $2.4 million, or 9 cents loss per diluted share as reported in the first quarter of 2005. First quarter 2006 net income grew by 115% over fourth quarter 2005 net income of $2.1 million, or 7 cents per share, which represented a net margin of 10.6%.

“This was another record quarter – our third in a row,” commented Rafi Amit, Camtek’s CEO. “We increased our sales both to the PCB/HDI and to the semiconductor industries and registered a positive cash flow. The Falcon, our line of wafer inspection systems for the semiconductor industry, continued its penetration in the market and solidified its position as a leading product among top-tier manufacturers. In parallel to our continuing activity in developing the Falcon’s future generations, we are focusing R&D efforts in the high-end of the PCB industry, where margins are higher and our technological advantages give us an edge. This positions us very well for the coming years. “

Ronit Dulberg, Camtek’s CFO added, “Our current order stream allows us to comfortably reiterate our revenue guidance of $26-29 million for the second quarter. Furthermore, based on the satisfying results of the first quarter, the demand levels for our products, and our reading of the marketplace, we estimate at this point that our revenues in 2006 are likely to exceed our previous guidance and fall in the range of $100-110 million.”

Camtek will host a conference call today, Tuesday May 16th, 2006 at 11:30 a.m. EDT. Ronit Dulberg, Chief Financial Officer, and Yuval Attias, Director of Finance, will be on the call and will be available to answer investor questions after presenting the results.

To participate, please call one of the telephone numbers below at least 10 minutes before the start of the call.

US: 1 866 860 9642 at 11:30 a.m. EDT
UK: 0 800 917 4613 at 4:30 p.m. GMT
Israel: 03 918 0609 at 6:30 p.m. Israel time
International: +972 3 918 0609

For those unable to participate, the teleconference will be available for replay for 14 days on Camtek’s website at www.camtek.co.il beginning 48 hours after the call.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-54-9050776	Fax: +972 544 246720	kenny@gk-biz.com
ronitd@camtek.co.il		ehud@gk-biz.com

CAMTEK LTD.
Consolidated Balance Sheets
(in thousands, except share data )

	December 31,	March 31,
	2005	2006
	US dollars

ASSETS

CURRENT ASSETS
Cash and cash equivalents	8,714	10,209
Marketable securities	2,101	2,000
Accounts receivable, net	26,412	30,626
Inventories	24,942	27,008
Due from affiliates	290	115
Other current assets	2,817	3,996

Total current assets	65,276	73,954

Fixed assets, net	9,963	10,021

Total assets	75,239	83,975

LIABILITIES

CURRENT LIABILITIES
Accounts payable -trade	8,678	11,438
Other current liabilities	8,721	9,868

Total current liabilities	17,399	21,306

Convertible loan	5,000	5,000
Accrued severance pay, net of amounts funded	222	222

Total liabilities	22,621	26,528

SHAREHOLDERS' EQUITY

Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,095,516 in 2005 and 28,213,866 in 2006, outstanding
27,083,897 in 2005 and 27,202,247 in 2006	125	125
Additional paid-in capital	43,732	43,984
Deferred stock-based compensation	(221)	(68)
Accumulated other comprehensive loss
Unrealized loss on marketable securities	(2)	-
Retained earnings	9,977	14,399

	53,611	58,440
Treasury stock, at cost (1,011,619 shares in 2005 and 2006)	(993)	(993)

	52,618	57,447

Total liabilities and shareholders' equity	75,239	83,975

CAMTEK LTD.
Consolidated Statements of Operations
(in thousands, except share data)

	Year Ended December 31	Three Months Ended March 31	Three Months Ended March 31
	2005	2005	2006
	US dollars

Revenues	63,032	9,141	24,880
Cost of revenues	32,781	5,374	11,817

Gross Profit	30,251	3,767	13,063

Research and development costs	8,469	1,819	2,437
Selling, general and administrative expenses	18,760	3,975	6,209

Total operating expenses	27,229	5,794	8,646

Operating income (loss)	3,022	(2,027)	4,417

Financial and other income (expenses), net	(320)	(361)	105

Income (loss) before income taxes	2,702	(2,388)	4,522
Provision for income taxes	-	-	100

Net income (loss)	2,702	(2,388)	4,422

Net income (loss) per ordinary share:

Basic	0.10	(0.09)	0.16

Diluted	0.10	(0.09)	0.16

Weighted average number of ordinary shares outstanding:

Basic	27,253	27,145	27,366

Diluted	27,586	27,687	27,753